Exhibit 99.1

17 Education & Technology Group Inc. Announces First Quarter

2024 Unaudited Financial Results

BEIJING, China, June 6, 2024 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the first quarter of 2024.

First Quarter 2024 Highlights1

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Net revenues were RMB25.5 million (US$3.5 million), compared with net revenues of RMB9.3 million in the first quarter of 2023.
•
Gross margin was 38.4%, compared with 24.4% in the first quarter of 2023.
•
Net loss was RMB56.1 million (US$7.8 million), compared with net loss of RMB92.5 million in the first quarter of 2023.
•
Net loss as a percentage of net revenues was negative 219.9% in the first quarter of 2024, compared with negative 997.9% in the first quarter of 2023.
•
Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB13.4 million (US$1.9 million), was RMB42.7 million (US$5.9 million), compared with adjusted net loss (non-GAAP) of RMB64.0 million in the first quarter of 2023.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 167.4% in the first quarter of 2024, compared with negative 690.6% adjusted net loss (non-GAAP) as a percentage of net revenues in the first quarter of 2023.

1	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
2	Adjusted net income (loss) represents net income (loss) excluding share-based compensation expenses.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of the Company commented, “In the first quarter, we continued to strengthen our core SaaS teaching and learning business through enhancing high-quality products and service solutions, expanding sales network and services into new opportunity areas. Our primary business achieved robust growth, with a notable top-line growth during the quarter.”

“We continue to optimize our business structures to harness synergies across all business lines for improved operational efficiency.” he added.

Mr. Michael Du, Director and Chief Financial Officer of the Company commented, “In the quarter, our net loss on a GAAP basis continued to narrow compared with the same period in 2023. Our teaching and learning SaaS business exhibited consistent progress with new projects winnings and delivery. Additionally, we diversified the range of services within existing projects to fortify our revenue streams. The wider customer base has also allowed us greater flexibility and resilience during this environment.”

First Quarter 2024 Unaudited Financial Results

Net Revenues

Net revenues for the first quarter of 2024 were RMB25.5 million (US$3.5 million), representing a year-over-year increase of 175.0% from RMB9.3 million in the first quarter of 2023. This was mainly due to the increased number of teaching and learning SaaS contracts and the recurring revenue generated from ongoing projects.

Cost of Revenues

Cost of revenues for the first quarter of 2024 was RMB15.7 million (US$2.2 million), representing a year-over-year increase of 124.0% from RMB7.0 million in the first quarter of 2023, which was largely in line with the increase of net revenue and mainly attributed to a higher proportion of deliveries in our teaching and learning SaaS projects during the quarter.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2024 was RMB9.8 million (US$1.4 million), compared with RMB2.3 million in the first quarter of 2023.

Gross margin for the first quarter of 2024 was 38.4%, compared with 24.4% in the first quarter of 2023.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended March 31,
	2023		2024			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	21,828	235.4%	18,787	2,602	73.7%	-13.9%
Research and development expenses	44,273	477.4%	19,081	2,643	74.8%	-56.9%
General and administrative expenses	40,182	433.3%	34,845	4,826	136.6%	-13.3%
Total operating expenses	106,283	1,146.1%	72,713	10,071	285.1%	-31.6%

Total operating expenses for the first quarter of 2024 were RMB72.7 million (US$10.1 million), including RMB13.4 million (US$1.9 million) of share-based compensation expenses, representing a year-over-year decrease of 31.6% from RMB106.3 million in the first quarter of 2023.

Sales and marketing expenses for the first quarter of 2024 were RMB18.8 million (US$2.6 million), including RMB2.0 million (US$0.3 million) of share-based compensation expenses, representing a year-over-year decrease of 13.9% from RMB21.8 million in the first quarter of 2023. This was mainly due to the decrease in the share-based compensation compared with the same period last year.

Research and development expenses for the first quarter of 2024 were RMB19.1 million (US$2.6 million), including RMB3.8 million (US$0.5 million) of share-based compensation expenses, representing a year-over-year decrease of 56.9% from RMB44.3 million in the first quarter of 2023. The decrease was primarily due to efficiency improvements in our research and development work force and expenses.

General and administrative expenses for the first quarter of 2024 were RMB34.8 million (US$4.8 million), including RMB7.6 million (US$1.1 million) of share-based compensation expenses, representing a year-over-year decrease of 13.3% from RMB40.2 million in the first quarter of 2023. The increase was primarily due to the increase of share-based compensation compared with the same period last year.

Loss from Operations

Loss from operations for the first quarter of 2024 was RMB62.9 million (US$8.7 million), compared with RMB104.0 million in the first quarter of 2023. Loss from operations as a percentage of net revenues for the first quarter of 2024 was negative 246.7%, compared with negative 1,121.8% in the first quarter of 2023.

Net Loss

Net loss for the first quarter of 2024 was RMB56.1 million (US$7.8 million), compared with net loss of RMB92.5 million in the first quarter of 2023. Net loss as a percentage of net revenues was negative 219.9% in the first quarter of 2024, compared with negative 997.9% in the first quarter of 2023.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the first quarter of 2024 was RMB42.7 million (US$5.9 million), compared with adjusted net loss (non-GAAP) of RMB64.0 million in the first quarter of 2023. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 167.4% in the first quarter of 2024, compared with negative 690.6% of adjusted net loss (non-GAAP) as a percentage of net revenues in the first quarter of 2023.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net loss (non-GAAP).

Cash and Cash Equivalents, Restricted Cash and Term Deposit

Cash and cash equivalents, restricted cash and term deposit were RMB447.2 million (US$61.9 million) as of March 31, 2024, compared with RMB476.7 million as of December 31, 2023.

Conference Call Information

The Company will hold a conference call on Wednesday, June 5, 2024 at 9:00 p.m. U.S. Eastern Time (Thursday, June 6, 2024 at 9:00 a.m. Beijing time) to discuss the financial results for the first quarter of 2024.

Please note that all participants will need to preregister for the conference call participation by navigating to https://register.vevent.com/register/BI8e11cfcc29d944e986b715c7c11309cc.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure; because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months ended March 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2203 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 29, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 29, 2024, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms. Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	As of December 31,	As of March 31,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	306,929	274,549	38,025
Term deposits	169,756	172,634	23,910
Accounts receivable	59,206	26,842	3,718
Prepaid expenses and other current assets	94,835	94,758	13,124
Total current assets	630,726	568,783	78,777
Non-current assets
Property and equipment, net	32,013	29,764	4,122
Right-of-use assets	20,007	16,181	2,241
Other non-current assets	1,780	1,927	267
TOTAL ASSETS	684,526	616,655	85,407
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	128,001	102,327	14,172
Deferred revenue and customer advances, current	44,949	40,881	5,662
Operating lease liabilities, current	7,647	6,354	880
Total current liabilities	180,597	149,562	20,714

	As of December 31,	As of March 31,
	2023	2024	2024
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current	9,660	8,939	1,238
TOTAL LIABILITIES	190,257	158,501	21,952
SHAREHOLDERS' EQUITY
Class A ordinary shares	305	305	42
Class B ordinary shares	38	38	5
Treasury stock	(97)	(304)	(42)
Additional paid-in capital	10,987,407	11,000,749	1,523,586
Accumulated other comprehensive income	77,363	84,190	11,662
Accumulated deficit	(10,570,747)	(10,626,824)	(1,471,798)
TOTAL SHAREHOLDERS' EQUITY	494,269	458,154	63,455
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	684,526	616,655	85,407

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the three months ended March 31,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	9,273	25,501	3,532
Cost of revenues	(7,010)	(15,699)	(2,174)
Gross profit	2,263	9,802	1,358
Operating expenses (Note 1)
Sales and marketing expenses	(21,828)	(18,787)	(2,602)
Research and development expenses	(44,273)	(19,081)	(2,643)
General and administrative expenses	(40,182)	(34,845)	(4,826)
Total operating expenses	(106,283)	(72,713)	(10,071)
Loss from operations	(104,020)	(62,911)	(8,713)
Interest income	7,774	5,137	711
Foreign currency exchange gain	13	160	22
Other income, net	3,712	1,537	213
Loss before provision for income tax and loss from equity method investments	(92,521)	(56,077)	(7,767)
Income tax expenses	—	—	—
Loss from equity method investments	(16)	—	—
Net loss	(92,537)	(56,077)	(7,767)
Net loss available to ordinary shareholders of 17	(92,537)	(56,077)	(7,767)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.19)	(0.14)	(0.02)
Net loss per ADS (Note 2)
Basic and diluted	(9.50)	(7.00)	(1.00)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	486,558,988	387,566,725	387,566,725

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the three months ended March 31,
	2023	2024	2024
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	5,067	2,026	281
Research and development expenses	6,964	3,780	524
General and administrative expenses	16,464	7,582	1,050
Total	28,495	13,388	1,855

Note 2: Each one ADS represents fifty Class A ordinary shares. Effective on December 18, 2023, the Company changed the ratio of its ADS to its Class A ordinary shares from one ADSs representing ten Class A ordinary shares to one ADS representing fifty Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2023	2024	2024
	RMB	RMB	USD
Net Loss	(92,537)	(56,077)	(7,767)
Share-based compensation	28,495	13,388	1,855
Income tax effect	—	—	—
Adjusted net loss	(64,042)	(42,689)	(5,912)